EMI

06016017

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

8th August, 2006.

SUPPL

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd August 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 8th August 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 4th August 2006, held 70,536,714 shares, being 8.87% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

RECEIVED
AUG 15 2006
PROCESSING
SECTION

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/72

Company Announcements Office,
London Stock Exchange.

8th August, 2006.

EMI GROUP PLC
<u>Holding in Company</u>

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated 4th August 2006 and received by mail on 8th August 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 4th August 2006, had an interest in 70,536,714 shares, being 8.87% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231